

April 10, 2015

Andrew Kim
Senior Vice President, Corporate Development and General Counsel
NETGEAR, Inc.
350 East Plumeria Drive,
San Jose, California 95134

> **Re:** **NETGEAR, Inc.**
> **Preliminary Proxy Statement submitted on Schedule 14A**
> **Filed April 7, 2015**
> **File No. 000-50350**

Dear Mr. Kim:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal Four

Approval of Amendments to Amend and Restate Certificate…, page 17

Please revise your disclosure to include a discussion of the arguments, both for and against the proposal, that were considered by the Board. Further, please provide more detail as to why the Board believes this action is in the best interest of the shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Exchange Act of 1934, Regulation 14A and corresponding Schedule 14A. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director